UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STRONGBOW RESOURCES CORP.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

86336W 202
(CUSIP Number)

copy to: Michael Caetano 67 East 5th Avenue Vancouver, British Columbia, Canada V5T 1G7 Tel: 604.241.8912
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86336W 202

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael Caetano
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,430,000(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
4,430,000(1)
	10	SHARED DISPOSITIVE POWER
Nil
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,430,000 shares of common stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.13%(2)
14		TYPE OF REPORTING PERSON (See Instructions)
IN

(1)

Includes 2,000,000 stock options exercisable within 60 days and 1,680,000 shares of common stock owned by Precision Asset Consulting Executives Inc. Michael Caetano beneficially owns and controls all securities of Precision Asset Consulting Executives Inc.

(2)

Calculated based on the aggregate of 33,732,567 shares, which consists of 31,732,567 shares issued and outstanding as of February 3, 2017 and 2,000,000 shares that may be issued upon exercise of stock options exercisable within 60 days.

CUSIP No.	01643A 108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Precision Asset Consulting Executives Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,680,000(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
1,680,000(1)
	10	SHARED DISPOSITIVE POWER
Nil
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,680,000 shares of common stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.29%(2)
14		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)

Precision Asset Consulting Executives Inc., a company beneficially owned and controlled by Michael Caetano, is the beneficial owner of 1,680,000 shares of common stock.

(2)

Calculated based on 31,732,567 shares issued and outstanding as of February 3, 2017.

Item 1.  Security and Issuer

This Statement relates to shares of common stock with $0.001 par value per share of Strongbow Resources Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 777 North Rainbow Blvd, Suite 250, Las Vegas, NV  89107.

Item 2.  Identity and Background

(a)

Name:

Michael Caetano
Precision Asset Consulting Executives Inc. (“Precision”)

(Michael Caetano and Precision collectively referred to as the “Reporting Persons”)

(b)

Residence or business address:

Michael Caetano – 349 West Georgia Street, Vancouver, BC  V6B 3W8
Precision – 349 West Georgia Street, Vancouver, BC  V6B 3W8

(c)

Mr. Caetano is Chief Executive Officer, President, Secretary, Treasurer and director of the Issuer and a citizen of Canada. Precision is a corporation incorporated under the laws of British Columbia, Canada and engaged in consulting. Mr. Caetano is the sole director and officer of Precision.

(d)

None of Michael Caetano and the executive officers, directors and control persons of Precision has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of Michael Caetano and the executive officers, directors and control persons of Precision has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On January 13, 2017, the Issuer entered into a debt settlement agreement with Precision. On January 13, 2017, and in accordance with such agreement, the Issuer settled debt in the total amount of US$420,000 by the issuance of 1,680,000 shares of the Issuer’s common stock at a price per share of US$0.25.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer for investment purposes, but may transfer or sell such securities as necessary and in accordance with applicable securities laws.

As of the date hereof, except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	Any material change in the present capitalization or dividend policy of the Issuer;

•

Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)

The aggregate number and percentage of common stock of the Issuer beneficially owned by Michael Caetano is 4,430,000 shares, or approximately 13.13% of outstanding common stock of the Issuer (calculated based on the aggregate of 33,732,567 shares, which consists of 31,732,567 shares issued and outstanding as of February 3, 2017 and 2,000,000 shares that may be issued upon exercise of stock options exercisable within 60 days).

The aggregate number and percentage of common stock of the Issuer beneficially owned by Precision is 1,680,000 shares, or approximately 5.29% of outstanding common stock of the Issuer (calculated based on 31,732,567 shares issued and outstanding as of February 3, 2017).

(b)	Michael Caetano has the sole power to vote or direct the vote, and to dispose or direct the disposition of 4,430,000 shares of common stock of the Issuer.

(c)	The response to Item 3 is responsive to this Item.

(d)	Not applicable

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

10.1	Debt Settlement Agreement dated January 13, 2017 with Precision Asset Consulting Executives Inc. (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed on February 3, 2017)

Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2017	/s/ Michael Caetano Signature
Michael Caetano

Dated: February 21, 2017	PRECISION ASSET CONSULTING EXECUTIVES INC. /s/ Michael Caetano Authorized Signatory – Michael Caetano

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).